Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended March 31, 2008
(millions)
Operating Revenue	$6,262

Operating Expenses	4,799

Income from operations	1,463

Other income	41

Interest and related charges	321

Income before income tax expense	1,183

Income tax expense	444

Income before extraordinary item	739

Extraordinary item (net of income tax benefit of $101)	(158)

Net Income	581

Preferred dividends	16

Balance available for common stock	$565